PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

[redacted]

09046372

BY COURIER

No/Date : f/D1:221/15-6-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of PPC S.A.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces that the proposed amendments of articles 10, 11, 12, 18, 20, 21, 23, 24, 25, 26, 30, 31, 32, 34, 35 and 36 as well as the removal of article 37 of the Articles of Incorporation of the Company which will be submitted for approval to the Annual General Meeting of Shareholders on June 25, 2009, are available on the Company's web site (www.dei.gr)

Athens, June 15, 2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DA- 219/12.6.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces that the members of the Board of Directors Mr Spyridon Efstathopoulos and Mr Georgios Sfakianakis, which were elected by the majority shareholder, submitted their resignations for personal reasons with effect as of 15-6-2009. The election of the two new members for replacing the ones that resigned will take place, in accordance with the Articles of Incorporation of the Company, at the next Board of Directors' meeting on 18-06-2009.

Athens 12-6-2009